Mail Stop 3561

October 20, 2006

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina 29732

>**Re: ESE Corporation**
>**Amendment No. 4 to Registration Statement on**
>**Form SB-2**
>**Filed September 1, 2006**
>**File No. 333-128110**

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We reissue in part comment one from our letters of August 11, 2006 and April 27, 2006. We note the deletion in amendment no. 4 of the disclosure that, "Right now, our officers and directors have advised us that they will loan us the funds to complete the refurbishing." We also note the additional disclosure that, "Right now, our officers and directors have agreed to loan us money until our shop is opened and or a period of three months thereafter." In light of the revised disclosure, it is uncertain whether the officers and directors will actually loan to the company the funds necessary to open the coffee shop, including the funds for

refurbishing, leasing the equipment and advertising. It is also unclear whether the officers and directors will loan to the company the funds necessary to pay the expenses for the first three months after the coffee shop is opened, such as the costs of the four employees.

We also note the revised disclosure that, "Establishing our coffee shop offices will take 150 to 270 days from the date of this prospectus or approximately April 2008." We also note the disclosure in your registration statement filed July 14, 2006 that, "Establishing our coffee shop offices will take 90 to 120 days from the date this prospectus" and the disclosure in your registration statements filed September 6 and December 5, 2005, and March 30, 2006 that, "Establishing our coffee shop offices will take 90 to 120 days." We further note that the company is not raising any funds in this registration statement and appears to be unable to establish its coffee shop as previously planned. Please explain why. For example, has management been unwilling to loan the company the necessary funds and commit the necessary time? In addition, the prospectus does not clearly disclose that the company will open the coffee shop.

Your disclosure indicates that you are a development stage company and have cash of $110 as of May 31, 2006, no revenues, no operations, no "coffee shop," no contracts regarding the company's proposed products, services or equipment, and no employees or officers with relevant experience. The officers of the company will only devote four hours a week to the company. It is appears from your disclosure that the company will not be able to implement a business plan based on the amount of its current cash position. It is unclear how the company will finance its operations and whether it will open a coffee shop. The company appears to lack a specific plan of operations for the next twelve months.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or disclose a specific business plan. We offer the following comments to help you revise your disclosure.

2.   We note that the officers, directors and certain shareholders of ESE Corporation
        were associated with Strong Technical, an SB-2 filer that entered into a change of
        control with Halter Financial shortly after the effective date of its registration
        statement. As disclosed in Zhongpin, Inc.'s Form S-1 filed September 12, 2006,
        Halter Financial acquired Strong Technical with a view of using the company as
        an acquisition vehicle to acquire an operating company located in the PRC.
        Strong Technical entered into a "reverse acquisition" with Falcon Link in January
        2006 and is now known as Zhongpin, Inc.

        We note the disclosure in ESE Corporation's Form SB-2 that, "We do not intend
        to engage in a merger or acquisition." You indicate that ESE Corporation issued
        shares on April 27, 2005 and in July 2005 and then filed this resale registration
        statement in September 2005. We also note that an offering memorandum was
        provided to all purchasers in the private placement in July 2005. Please disclose
        in detail whether any offering materials, or any officer, director or persons selling
        such shares in the private placements, stated or otherwise indicated to any
        purchaser that the company's business plan or part of its plan is to enter into a
        merger, acquisition, business combination or change of control or similar
        transaction. If yes, please describe those communications in your disclosure,
        including but not limited to, the name of the person or offering materials making
        such indications, the name of the purchasers to whom such indication was given,
        the date such statements were made and the substance of the statements. We may
        have further comment.

3.   We note the disclosure in Zhongpin's amended S-1 registration statement filed on
        September 12, 2006, that "Richard Armstrong … retained Scott Neil as a
        consultant to Mr. Armstrong and his family to explore opportunities to maximize
        the value of their shares of common stock of our company." Please disclose in
        detail whether Christopher Armstrong or members of his family have had any
        discussions with Scott Neil, Halter Financial or other persons in regards to their
        participation with ESE Corporation, or any of its shareholders, in transacting a
        merger, acquisition, business combination or change of control or similar
        transaction. We may have further comment.

4.   Please state whether the lessor has agreed, orally or in writing, to forego the
        remedies provided to her by the lease. If there is an agreement in writing
        regarding this issue, please file it as an exhibit.

5.   When filing an exhibit, please do not use a number which is identical to a number
        that you have used for another exhibit, unless the exhibits are identical. Please
        refile the signed lease and give it a number other than 10.2. Examples of numbers
        that you could use are "10.2.1." or "10.2.a."

Summary of Our Offering – Our Business

6.   We note your statement that, "Right now, our officers and directors have agreed to loan us money until our shop is opened and or a period of three months thereafter." Please clearly indicate throughout the prospectus, particularly the plan of operation section, whether officers and directors will loan to the company the funds necessary to open the coffee shop, including the funds for refurbishing, leasing the equipment and advertising. Also clearly indicate whether the officers and directors will loan to the company the funds necessary to pay the expenses for the first three months after the coffee shop is opened, such as the costs of the four employees.

Plan of Operation, page 19

7.   Please disclose why this section differs from the following statements from pages F-8 and F-9 of your financial statements:

> "The Company anticipates it will require an estimated $50,000 to continue operations and increase development through the next fiscal year. Management is establishing plans designed to seek additional capital from new equity securities offerings that will provide funds needed to increase liquidity, fund internal growth and fully implement its business plan. The officer and director may also contribute capital."

8.   Please explain whether the monthly lease costs of $150 as disclosed on page 20, also includes the rent costs for the shop as disclosed in the list of monthly expenses on page 21.

9.   Please disclose why you have used the words "right now" with regard to the agreement of your officers and directors to loan the company money. Disclose whether it is an indication they have conditioned or limited their promise. In addition, disclose whether they have signed an agreement to lend the money. If yes, please file it as an exhibit to the registration statement.

Liquidity and Capital Resources, page 21

10.   Please disclose the company's current amount of cash.

Results of Operation, page 22

11.   Please explain the financing fees in more detail.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Conrad Lysiak, Esq.
      Fax: (509) 747-1770